ASX RELEASE | June 2, 2020 | ASX:PLL; NASDAQ:PLL

APPOINTMENT OF LITHIUM INDUSTRY VETERAN AS
VICE PRESIDENT – SALES & MARKETING

•	Mr. Austin Devaney to join Piedmont as Vice President – Sales & Marketing
•	Mr. Devaney spent most of the past decade in senior marketing roles with Albemarle Corporation, most recently as Vice President, Strategic Marketing and Customer Excellence

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce that it has appointed Mr. Austin Devaney as Vice President – Sales & Marketing.  Mr. Devaney will play a broad strategic role with Piedmont and will drive relationships with the global automotive, battery and cathode companies that are the prospective customers for the battery-grade lithium hydroxide we plan to produce in the United States.
Mr. Devaney is a chemical engineer by training and has spent most of his career in senior commercial roles.  From 2015 to 2019 he served in increasingly senior sales and marketing roles with Albemarle Corporation, the world’s #1 lithium producer, ultimately serving as Vice President Strategic Marketing and Customer Excellence.  For Albemarle’s predecessor, Rockwood Lithium, Mr. Devaney served as Global Product Manager – Lithium Hydroxide, and National Sales Manager – Battery Products.
In his time at Albemarle and Rockwood, Mr. Devaney developed broad and deep relationships with many of the most important participants in the global electric vehicle supply chain.  His technical background was particularly useful in navigating the product qualification processes that are required by global auto makers. This experience will be directly relevant as Piedmont completes its initial lithium hydroxide testwork programs in coming weeks and will have product samples to share with prospective customers for the first time.
Prior to his time in the lithium business, Mr. Devaney had senior marketing and operational roles with US chemical companies including Occidental Chemical Corporation, Kemira, and Fuchs Lubricants.  After leaving Albemarle in 2019, he served as Director, Lithium & Battery Materials for IHS Markit.  He earned his BS in Chemical Engineering from Clemson University and his MBA from Southern Methodist University.
Mr. Devaney will join Piedmont on July 1, 2020 and will be based in the Company’s Belmont, North Carolina headquarters.
Mr. Devaney commented: “I am excited to join the Piedmont team and help advance this project located in one of the key locations in the world both from a lithium and automotive perspective.  The work that the team has done has Piedmont on a low risk path to convert spodumene to lithium hydroxide in a competitive location."
Keith D. Phillips, President and Chief Executive Officer, commented: “We are very pleased to welcome Mr.  Devaney to our senior management team. Austin is one of the world’s most experienced lithium marketing professionals, having played a senior role with industry-leader Albemarle for most of the past decade.  His relationships with important players in the EV supply chain will be instrumental in positioning Piedmont to secure lithium sales agreements with customers of the highest calibre.  80% of the world’s lithium hydroxide is currently produced in China, and Piedmont aims to play a leadership role in helping the EV sector address this over-reliance.”
For further information, contact:
Keith Phillips	Tim McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457
E: kphillips@piedmontlithium.com	E: tmckenna@piedmontlithium.com

This announcement has been authorized for release by the Company’s President & CEO, Keith D. Phillips.